SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If ,,Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
SIGNATURE

Press Release
January 24, 2005

E.ON Replies to Fortum

E.ON and the City of Espoo entered into a Shareholders Agreement regarding E.ON Finland Oyj in September 2001. E.ON Nordic owns 65.56% of the shares in E.ON Finland. The City of Espoo owns 34.24% of the shares.

On 17 January 2005, E.ON Nordic AB received a notice from Fortum Power and Heat Oy (Fortum) that Fortum wishes to exercise the call option regarding E.ON Nordic’s shares in E.ON Finland Oyj under the agreement entered into in April 2002 (the Call Option Agreement). E.ON and Fortum entered into this Call Option Agreement in connection with the acquisition of Elektrizitätswerke Wesertal by E.ON.

E.ON Nordic has today sent its reply to Fortum. In the reply E.ON Nordic refers to the restrictions regarding transfer of shares contained in the Shareholders Agreement entered into with the City of Espoo in September 2001. Fortum was fully aware of the contents of the Shareholders Agreement when entering into the Call Option Agreement. Pursuant to this latter agreement the sale and transfer of shares is subject to fulfilment of such transfer restrictions.

E.ON Nordic has also discussed Fortum’s call option notice with the City of Espoo. In these discussions, the representatives of the City of Espoo have, by reference to the decisions made by the decision making bodies of the City, stated that the City of Espoo intends to continue the cooperation with E.ON Nordic as shareholder in E.ON Finland and believes that Fortum is unable to fulfil the restrictions in the Shareholders Agreement. Because this standpoint is based on the Shareholders Agreement of September 2001, E.ON Nordic is not in a position to sell its shares to Fortum.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: January 25, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting